Exhibit 1(b)

RMR REAL ESTATE INCOME FUND

AMENDMENT NO. 1 TO AMENDED AND RESTATED AGREEMENT AND
DECLARATION OF TRUST

AMENDMENT NO. 1, dated as of January 20, 2012 to the Amended and Restated Agreement and Declaration of Trust of the RMR Real Estate Income Fund dated as of June 16, 2009.

Article I, Section 1 of the Trust’s Amended and Restated Agreement and Declaration of Trust is replaced in its entirety with the following text:

Section 1.1    Name. This Trust shall be known as “RMR Real Estate Income Fund” and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine.

Article X, Section 5 of the Trust’s Amended and Restated Agreement and Declaration of Trust is replaced in its entirety with the following text:

Section 10.5    Address of the Trust and Trustees; Agent for Service of Process. The principal address of the Trust and of the Trustees is Two Newton Place, 255 Washington St., Suite 300, Newton, MA 02458. The Trust and the Trustees may have other offices and may change its principal office address by vote of its Trustees. The offices of the Trust and the Trustees, including the principal office, may be located within or outside Massachusetts or Delaware. The registered office of the Trust is the office of the Registered Agent, Corporation Service Company, which is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware.

IN WITNESS WHEREOF, RMR Real Estate Income Fund has caused this Amendment to be executed by its duly authorized officer as of the day and year first above written.

RMR REAL ESTATE INCOME FUND

By:	/s/ Adam D. Portnoy
Adam D. Portnoy
President